J. ERIC JOHNSON

Partner

(713) 651-2647

jejohnson@winston.com

November 22, 2024

VIA EDGAR

Melissa Walsh

Stephen Krikorian

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: DNOW Inc.

Form 10-K for the Year Ended December 31, 2023

Form 8-K Filed November 7, 2024

File No. 001-36325

Dear Ms. Walsh and Mr. Krikorian,

On behalf of our client, DNOW Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated November 12, 2024, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 and Current Report on Form 8-K filed on November 7, 2024.

For ease of review, we have set forth below each of the numbered comments on the Staff’s letter, in bold, and the Company’s responses thereto.

Form 10-K for the Year Ended December 31, 2023

Signatures, page 44

1.
Please revise the signature page to include the signature of your controller or principal accounting officer. If the same individual serves in more than one capacity, ensure you indicate as such in future filings. Refer to General Instruction D(2)(a) to Form 10-K.

Response: The Company acknowledges the Staff’s request, and it will revise its future filings in accordance with General Instruction D(2)(a) to Form 10-K to include the signature of the Company’s controller or principal accounting officer. Presently, and for the avoidance of doubt, Mr. Mark Johnson, the Company’s Senior Vice President and Chief Financial Officer, serves as the Company’s principal financial officer and principal accounting officer. In future filings, Mr. Johnson’s signature will reference his status as principal financial officer and principal accounting officer.

Form 8-K Filed November 7, 2024

November 22, 2024

Exhibit 99.1

2.
We note your discussion and presentation of the non-GAAP financial measure of EBITDA % excluding other costs. Please revise future filings, including your periodic reports, to also present the percentage calculated using the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s request, and it will revise its future filings, including its periodic reports, to also present the percentage calculated using the most directly comparable GAAP measure with equal or greater prominence when presenting or discussing non-GAAP financial measures in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

3.
We note the President and CEO’s discussion of free cash flow. Please ensure that future presentations of this non-GAAP measure are accompanied by the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response: The Company acknowledges the Staff’s request, and it will revise its future presentations of a non-GAAP measure to be accompanied by the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

4.
Please ensure that you provide an explanation of the other adjustments to non-GAAP financial measures for each of the prior periods presented.

Response: The Company acknowledges the Staff’s request, and it will revise its future presentations to provide an explanation of the other adjustments to non-GAAP financial measures for each of the prior periods presented.

5.
To the extent material, please revise future presentations of non-GAAP measures to include income tax adjustments as a separate line item in your non-GAAP reconciliations and explain how the tax impact is calculated. Refer to Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: The Company acknowledges the Staff’s request, and it will revise its future presentations of non-GAAP measures, to the extent material, to include income tax adjustments as a separate line item in the Company’s non-GAAP reconciliations and explain how the tax impact is calculated in accordance with Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations.

Please contact me at (713) 651-2647 if you have any questions or require any additional information in connection with this letter, the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, or the Company’s Current Report on Form 8-K filed on November 7, 2024.

Sincerely yours,

/s/ J. Eric Johnson
J. Eric Johnson

cc: Mark B. Johnson, Senior Vice President and Chief Financial Officer, DNOW Inc.

Raymond Chang, Vice President, General Counsel, and Secretary, DNOW Inc.